

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 6, 2019

Ryan Hershberger
President
Ford Credit Auto Lease Two LLC
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Credit Auto Lease Two LLC**
> **CAB East LLC**
> **CAB West LLC**
> **Registration Statement on Form SF-3**
> **Filed May 30, 2019**
> **File Nos. 333-231819, 333-231819-01, and 333-231819-02**

Dear Mr. Hershberger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc:    Nathan A. Herbert
       Ford Motor Credit Company LLC

       Joseph P. Topolski
       Katten Muchin Rosenman LLP